SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

From: March 15, 2005

IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)

Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F- ☐ Form 40-F- ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐ No: ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)

Enclosed:

Australian Preliminary Final Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.

Date: March 15, 2005	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Corporate Secretary

PRELIMINARY FINAL REPORT OF IVANHOE MINES LTD. FOR THE FISCAL YEAR ENDED 31 DECEMBER 2004, GIVEN TO THE AUSTRALIAN STOCK EXCHANGE PURSUANT TO ASX LISTING RULE 4.3A.

THIS PRELIMINARY FINAL REPORT IS BASED ON FINANCIAL STATEMENTS WHICH ARE IN THE PROCESS OF BEING AUDITED AND AS SUCH MAY BE SUBJECT TO CHANGE. AUDITED ANNUAL FINANCIAL INFORMATION WILL ONLY BE FILED WITH THE CANADIAN SECURITIES ADMINISTRATORS AND THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION, AND LODGED WITH THE AUSTRALIAN STOCK EXCHANGE, ON OR PRIOR TO 31 MARCH 2004.

INFORMATION CONTAINED IN THIS ASX PRELIMINARY FINAL REPORT IS PROVIDED SOLELY FOR PURPOSES OF COMPLIANCE WITH ASX LISTING RULES AND DOES NOT CONSTITUTE A FILING OF ANNUAL FINANCIAL INFORMATION FOR THE PURPOSES OF OTHER APPLICABLE SECURITIES LAWS. READERS ARE CAUTIONED TO RELY ONLY UPON THE COMPANY’S AUDITED ANNUAL FINANCIAL INFORMATION AS SUBSEQUENTLY FILED WITH APPLICABLE SECURITIES REGULATORS.

IVANHOE MINES LTD.

Incorporated in Yukon, Canada
ARBN : 075 217 097

APPENDIX 4E (Listing Rule 4.3A)

ASX PRELIMINARY FINAL REPORT
FOR THE YEAR ENDED DECEMBER 31, 2004
PREVIOUS CORRESPONDING PERIOD: YEAR ENDED DECEMBER 31, 2003
UNAUDITED

This report should be read in conjunction with the most recent audited annual financial statements of Ivanhoe Mines Ltd. for the year ended December 31, 2003.

CONTENTS

Results for Announcement to the Market	Page 2
Preliminary Balance Sheets	Page 3
Preliminary Statements of Operations	Page 4
Preliminary Statements of Shareholders’ Equity	Page 5
Preliminary Statements of Cash Flows	Page 6
Notes to the Preliminary Consolidated Financial Statements	Pages 7-8
Other Appendix 4E Information	Page 9
Commentary on Operating Results for the Year	Pages 10-16

RESULTS FOR ANNOUNCEMENT TO THE MARKET (UNAUDITED)

UNAUDITED
Amount for
Year Ended December 31, 2004
(US$000's)
And % change up from
Year Ended December 31, 2003
Revenue from ordinary activities of continuing operations	up 92.8% to $44,091
(Loss) from ordinary activities of continuing operations after tax attributable to members	up 43.9% to ($98,264)
Income/(Loss) from ordinary activities of discontinued operations after tax attributable to members	up 284.5% to $8,639
Net (loss) for the year attributable to members	up 22.8% to ($89,625)

Dividends (distributions)* - Years Ended		Franked US¢
December 31, 2004 and 2003	US¢ per security	per security
Final dividend	Nil ¢	Nil¢
Interim dividend	Nil ¢	Nil¢
Record date for determining entitlements to the dividend	N/A

* It is not proposed to pay dividends

IVANHOE MINES LTD.
Preliminary Consolidated Balance Sheets — UNAUDITED

(Stated in thousands of U.S. dollars)

	December 31,
	2004	2003
ASSETS

CURRENT
Cash	$122,577	$106,994
Investments	—	50,000
Accounts receivable	10,286	4,440
Broken ore on leach pads	9,394	6,181
Inventories	5,516	2,571
Prepaid expenses	2,996	1,639
Other current assets	3,117	2,107
Current assets held for sale (Note 2)	34,918	23,127

	188,804	197,059
LONG-TERM INVESTMENTS	16,281	14,716
MINING PROPERTY, PLANT AND EQUIPMENT (Note 3)	132,599	129,188
OTHER MINERAL PROPERTY INTERESTS (Note 4)	50,316	49,796
OTHER CAPITAL ASSETS	8,909	7,990
FUTURE INCOME TAXES	782	1,781
OTHER ASSETS	7,472	7,135
NON-CURRENT ASSETS HELD FOR SALE (Note 2)	55,711	48,057

	$460,874	$455,722

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$24,764	$38,938
Current portion of asset retirement obligations	—	388
Current portion of long-term debt (Note 5)	7,500	15,000
Current liabilities held for sale (Note 2)	14,082	14,635

	46,346	68,961
FUTURE INCOME TAXES	12,788	13,092
OTHER LIABILITIES	11,040	10,188
NON-CONTROLLING INTEREST	3,713	5,816
NON-CURRENT LIABILITIES HELD FOR SALE (Note 2)	31,468	22,418

	105,355	120,475

SHAREHOLDERS’ EQUITY

SHARE CAPITAL
292,870,998 (2003 -265,440,052) common shares	873,536	719,289
SPECIAL WARRANTS	—	49,975
ADDITIONAL PAID-IN CAPITAL	210	404
CONTRIBUTED SURPLUS	11,863	6,044
DEFICIT	(530,090)	(440,465)

	355,519	335,247

	$460,874	$455,722

IVANHOE MINES LTD.
Preliminary Consolidated Statements of Operations — UNAUDITED

(Stated in thousands of U.S. dollars, except per share amounts)

	Years ended December 31,
	2004	2003
REVENUE	$44,091	$22,866
COST OF OPERATIONS	(11,412)	(12,428)
DEPRECIATION AND DEPLETION	(5,177)	(5,484)

OPERATING PROFIT	27,502	4,954
EXPENSES
General and administrative	(22,825)	(17,393)
Interest on long-term debt	(1,105)	(1,444)
Exploration	(98,174)	(67,989)
Depreciation	(2,027)	(1,501)

LOSS BEFORE THE FOLLOWING	(96,629)	(83,373)

OTHER INCOME (EXPENSES)
Interest income	3,177	1,613
Foreign exchange gains	4,442	12,376
Mining property shut-down costs	(3,755)	(3,356)
Share of loss of significantly influenced investees	(2,315)	(2,423)
Gain on sale of long-term investments	4,523	4,625
Write-down of carrying values of other assets	(5,277)	(1,213)
Dilution gain on investment in subsidiary	—	4,210
Dilution loss on long-term investment in significantly influenced investee	—	(237)
Other	(183)	685

	612	16,280

LOSS BEFORE INCOME AND CAPITAL TAXES, NON-CONTROLLING INTEREST AND DISCONTINUED OPERATIONS	(96,017)	(67,093)
Provision for income and capital taxes	(4,350)	(1,756)

LOSS BEFORE NON-CONTROLLING INTEREST AND DISCONTINUED OPERATIONS	(100,367)	(68,849)
Non-controlling interest	2,103	546

NET LOSS FROM CONTINUING OPERATIONS	(98,264)	(68,303)

NET INCOME (LOSS) FROM DISCONTINUED OPERATIONS (Note 2)	8,639	(4,685)

NET LOSS	$(89,625)	$(72,988)

BASIC AND DILUTED EARNINGS (LOSS) PER SHARE FROM
CONTINUING OPERATIONS	$(0.35)	$(0.28)
DISCONTINUED OPERATIONS	0.03	(0.02)

	$(0.32)	$(0.30)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (000’s)	281,640	243,814

IVANHOE MINES LTD.
Preliminary Consolidated Statements of Shareholders’ Equity — UNAUDITED

(Stated in thousands of U.S. dollars)

(Unaudited)

	Share Capital			Additional
	Number		Special	Paid-In	Contributed
	of Shares	Amount	Warrants	Capital	Surplus	Deficit	Total
Balances, December 31, 2002	205,163,382	$522,199	$26,516	$1,508	$3,520	$(367,477)	$186,266
Special Warrants issued	—	—	109,234	—	—	—	109,234
Shares issued for:
Private placements	14,300,000	105,475	—	—	—	—	105,475
Exercise of special warrants	41,296,080	85,775	(85,775)	—	—	—	—
Exercise of stock options	4,407,815	5,158	—	(1,104)	(1,156)	—	2,898
Share purchase plan	49,745	113	—	—	—	—	113
Bonus shares	125,000	263	—	—	—	—	263
Consulting fees	98,030	306	—	—	—	—	306
Stock compensation charged to operations	—	—	—	—	3,680	—	3,680
Net loss	—	—	—	—	—	(72,988)	(72,988)

Balances, December 31, 2003	265,440,052	$719,289	$49,975	$404	$6,044	$(440,465)	$335,247
Shares issued for:
Private placements	20,000,000	100,593	—	—	—	—	100,593
Exercise of special warrants	5,760,000	49,975	(49,975)	—	—	—	—
Exercise of stock options	1,502,554	2,233	—	(194)	(698)	—	1,341
Exercise of share purchase warrants	25,000	244	—	—	—	—	244
Share purchase plan	17,019	102	—	—	—	—	102
Bonus shares	—	—	—	—	—	—	—
Consulting fees	126,373	1,100	—	—	—	—	1,100
Stock compensation charged to operations	—	—	—	—	6,517	—	6,517
Net loss	—	—	—	—	—	(89,625)	(89,625)

Balances, December 31, 2004	292,870,998	$873,536	$—	$210	$11,863	$(530,090)	$355,519

IVANHOE MINES LTD.
Preliminary Consolidated Statements of Cash Flows — UNAUDITED

(Stated in thousands of U.S. dollars)

	Years ended December 31,
	2004	2003
OPERATING ACTIVITIES OF CONTINUING OPERATIONS
Net loss from continuing operations	$(98,264)	$(68,303)
Items not involving use of cash
Depreciation and depletion	7,204	6,985
Expenditures on deferred stripping costs	(238)	(486)
Amortization of deferred stripping costs	105	—
Non-cash stock based compensation	6,517	3,680
Non-cash interest expense	519	241
Non-cash exploration expense recovery	(3,248)	—
Unrealized foreign exchange (gains) losses	(5,444)	(13,717)
Share of loss of significantly influenced investees	2,315	2,423
Gain on sale of long-term investments	(4,523)	(4,625)
Write-down of carrying values of other assets	5,277	1,213
Dilution gain on investment in subsidiary	—	(4,210)
Dilution loss on long-term investment in significantly influenced investee	—	237
Future income taxes	695	688
Non-controlling interest	(2,103)	(546)
(Decrease) increase in non-current portion of royalty payable	(756)	461
Other	339
Net change in non-cash operating working capital items	(7,584)	4,731

	(99,189)	(71,228)

INVESTING ACTIVITIES OF CONTINUING OPERATIONS
Purchase of investments	—	(50,000)
Purchase of long-term investments	(3,846)	(3,923)
Proceeds from redemption of short term investments	50,000	—
Proceeds from sale of long-term investments	2,461	6,709
Proceeds from sale of other mineral property interests	460	—
Proceeds from sale of other capital assets	2,260	—
Change in restricted cash	—	2,000
Expenditures on mining property, plant and equipment	(8,160)	(1,927)
Expenditures on other mineral property interests	(20,773)	(26,067)
Expenditures on other capital assets	(5,410)	(6,034)
Expenditures on other assets	(60)	(2,887)
Other	(6,249)	1,570

	10,683	(80,559)

FINANCING ACTIVITIES OF CONTINUING OPERATIONS
Issue of share capital and special warrants	102,280	218,026
Non-controlling interests’ investment in subsidiary	—	10,572
Repayment of long-term debt	(7,500)	(7,500)

	94,780	221,098

CONTINUING OPERATIONS	5,369	13,810

NET CASH INFLOW FROM CONTINUING OPERATIONS	11,643	83,121
NET CASH INFLOW (OUTFLOW) FROM DISCONTINUED OPERATIONS	3,940	(8,819)

NET INCREASE IN CASH	15,583	74,302
CASH, BEGINNING OF YEAR	106,994	32,692

CASH, END OF YEAR	$122,577	$106,994

CASH IS COMPRISED OF:
Cash on hand and demand deposits	$33,796	$32,450
Short-term money market instruments	88,781	74,544

	$122,577	$106,994

Ivanhoe Mines Ltd
Notes to the Preliminary Consolidated Financial Statements (UNAUDITED)
For the year ended December 31, 2004

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These preliminary unaudited consolidated financial statements of Ivanhoe Mines Ltd. (the “Company”) and its subsidiaries (collectively, “Ivanhoe Mines”) have been prepared in accordance with accounting principles generally accepted in Canada. These preliminary financial statements should be read in conjunction with the most recent annual financial statements of the Company for the year ended December 31, 2003 (the “Annual Financial Statements”).

Certain of the comparative figures have been reclassified to conform with the presentation as at and for the year ended December 31, 2004. In particular, the assets and liabilities of ABM as at December 31, 2003, and it results of operations and cash flows for the year then ended (Note 2) have been classified as held for sale and discontinued operations, respectively.

2.	ASSETS HELD FOR SALE

In November 2004, the Company adopted a plan to dispose of the Savage River Iron Ore Project (the “Project”). This decision is part of the Company’s plan to rationalize its non-core assets as it focuses on the Oyu Tolgoi project in Mongolia. In February 2005, Ivanhoe Mines sold the Project for two initial payments totalling $21.5 million, plus a series of contingent, escalating-scale annual payments based on annual iron ore pellet sales of 1.8 million tonnes and an escalating price formula using the annual Nibrasco/JSM pellet price. The escalating payments will be made over five years commencing March 2006. Ivanhoe Mines received the first initial payment of $15.0 million on February 28, 2005 and the second payment of $6.5 million is due on July 31, 2005.

Ivanhoe Mines expects to recover the carrying value of the net assets held for sale through expected future cash flows arising from the sale of the Project, and any excess will be included in operations if, as and when realized.

Ivanhoe Mines Ltd
Notes to the Preliminary Consolidated Financial Statements (UNAUDITED)
For the year ended December 31, 2004

3.	MINING PROPERTY, PLANT AND EQUIPMENT

	December 31,
	2004			2003
		Accumulated
		Depletion and
		Depreciation,
		Including	Net Book	Net Book
	Cost	Write-downs	Value	Value
Mining properties, including development and preproduction costs	$137,434	$(46,979)	$90,455	$91,586
Mine buildings	2,405	(816)	1,589	1,706
Plant and equipment	59,888	(19,333)	40,555	35,896

	$199,727	$(67,128)	$132,599	$129,188

4.	OTHER MINERAL PROPERTY INTERESTS

	December 31,
	2004	2003
Mongolia:
Oyu Tolgoi	$42,999	$42,997
Other	159	159
Australia	5,722	6,210
Inner Mongolia, China	1,436	255
South Korea	—	175

	$50,316	$49,796

5.	LONG-TERM DEBT

JVCo’s loan of $15,000,000 (of which $7,500,000 is Ivanhoe Mines’ proportionate share) at December 31, 2004 bears interest at a rate equal to LIBOR plus 2.5%, subject to certain adjustments, and is repayable in minimum semi-annual instalments of $7,500,000 (of which $3,750,000 is attributable to Ivanhoe Mines) until maturity in August 2005. The loan facility is secured by, amongst other things, a fixed charge on the Monywa Copper Mine Project assets, an assignment of JVCo’s operating and restricted cash balances, and a floating charge on all other assets of JVCo. This debt is non-recourse to the Company.

OTHER APPENDIX 4E INFORMATION — UNAUDITED

a)	NTA Backing

	Year Ended	Year Ended
	December 31, 2004	December 31, 2003

Net tangible assets per ordinary security	$1.24	$1.39

b)	Details of entities over which control has been gained during the period
None

c)	Details of entities over which control has been lost during the period	Investment in Korean Exploration and Mining Ltd. was sold in April 2004

d)	Details of individual and total dividends or distributions and dividend or distribution payments
None

e)	Details of any dividend or distribution reinvestment plans in operation
None

f)	Associates and joint venture entities

Ivanhoe Mines Ltd.
Entity	Holding in Entity
Myanmar Ivanhoe Copper Company Limited	50.0%
Pacific Minerals Ltd.	38.5%

g)	Details of aggregate share of profits of joint venture

–	Myanmar Ivanhoe Copper Company Limited — 50% interest

	Year Ended	Year Ended
	December 31, 2004	December 31, 2003

Profit from ordinary activities before tax	25,904	2,800
Income tax on ordinary activities	(3,762)	(691)

Profit from ordinary activities after tax	22,142	2,109
Extraordinary items net of tax	—	—

Net profit (loss)	22,142	2,109

Share of loss of joint venture	22,142	2,109

h)	Details of aggregate share of profits of associates

–	Pacific Minerals Ltd. — 38.5% interest (2003: 36.3%)

–	Intec Ltd. — 12.8% interest (2004: 23.2%)

	Year Ended	Year Ended
	December 31, 2004	December 31, 2003
Share of net loss of associates	(2,315)	(2,423)

i)	Accounting standards used in compiling the report	Canadian GAAP

j)	This report is based on financial statements which are in the process of being audited and as such may be subject to change.

IVANHOE MINES LTD
COMMENTARY ON OPERATING RESULTS FOR THE YEAR
(Stated in U.S. dollars)

INTRODUCTION

In these commentaries, unless the context otherwise dictates, a reference to the Company refers to Ivanhoe Mines Ltd. and a reference to Ivanhoe Mines refers to Ivanhoe Mines Ltd. together with its subsidiaries and joint ventures.

FORWARD LOOKING STATEMENTS

Except for statements of historical fact relating to Ivanhoe Mines, certain information contained herein constitutes forward-looking statements within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended. Forward-looking statements include, but are not limited to, statements concerning estimates of expected capital expenditures, statements relating to expected future production and cash flows, statements relating to the continued advancement of Ivanhoe Mines’ exploration, development and production projects, statements relating to the potential of the Oyu Tolgoi Project, statements relating to target milling rates and other statements that are not historical facts. When used in this document, the words such as “could,” “plan,” “estimate,” “expect,” “intend,” “may,” “potential,” “should” and similar expressions, are forward-looking statements. Although Ivanhoe Mines believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements include the potential that Ivanhoe Mines’ projects will experience technological and mechanical problems, geological conditions in the deposits may not result in commercial levels of mineral production, changes in product prices, changes in political conditions, changes in the availability of project financing and other risks. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

These commentaries contain references to estimates of mineral resources. The estimation of reserves and resources is inherently uncertain and involves subjective judgments about many relevant factors. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation, which may prove to be unreliable. There can be no assurance that these estimates of mineral resources will be accurate or that such mineral resources can be mined or processed profitably. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Factors that could cause actual results to differ materially include, but are not limited to, those set forth herein under “Risks and Uncertainties”.

IVANHOE MINES LTD
COMMENTARY ON OPERATING RESULTS FOR THE YEAR
(Stated in U.S. dollars)

CORPORATE STRATEGY & OUTLOOK

Ivanhoe Mines Ltd. is an international mining company currently primarily focused on exploring and developing a major discovery of copper and gold at the Oyu Tolgoi (Turquoise Hill) project in southern Mongolia (the “Oyu Tolgoi Project”). Ivanhoe Mines’ operations also include the extraction of copper from the Monywa copper project in Myanmar (the “Monywa Copper Project”). The Company continues also to explore for minerals in Eastern Asia and Australia.

The Company devotes at this time most of its management and financial resources to furthering the exploration and development of the Oyu Tolgoi Project.

Mongolia — Oyu Tolgoi Project

In 2004, the Company spent a total of $98.2 million in exploration including $71.8 million on the Oyu Tolgoi Project. The Company’s Southwest, South, Far South and Central zones (“Southern Oyu” deposits) appear to have been largely defined. In contrast, at the Hugo Dummett deposit, which encompasses the Hugo South and the Hugo North deposits, drilling is ongoing and the Hugo North deposit remains open both at depth and to the north. The extent of the Hugo North deposit has yet to be established.

In May and August of 2004, updated resource estimates, prepared by qualified independent geological consultants, were announced by the Company. The Company anticipates releasing an updated, independently prepared resource estimate for the Oyu Tolgoi project in Q2’05.

Southern Oyu resource estimate

In August 2004, the Southern Oyu resource estimate included measured and indicated resources totaling 1.06 billion tonnes grading 0.48% copper, and 0.36 grams per tonne (“gpt”) gold, plus inferred mineral resources totaling 285 million tonnes grading 0.35% copper, and 0.23 gpt gold

The measured and indicated resources were estimated using a 0.30% copper equivalent cut-off down to 560 metres (“m”) below surface and 0.60% copper equivalent cut-off below a depth of 560 m. In addition to the measured and indicated resources, the Southern Oyu deposits’ inferred resources were estimated to a maximum depth of 560 m using a 0.30% copper equivalent cut-off. The August 2004 resources estimate is separate and in addition to the Hugo Dummett deposits resource estimate released in May 2004.

Hugo Dummett resource estimate

In May 2004, the Hugo Dummett mineral resource estimate totaled 1.16 billion tonnes of inferred resource grading 1.29% copper, and 0.23 gpt gold. The inferred resource was estimated using a 0.60% copper equivalent cut-off grade.

In H2’04, Ivanhoe Mines’ drilling efforts were concentrated on the Hugo Dummett deposit to continue the infill drilling and exploratory program designed to expand the existing inferred resource base. The drilling program’s main focus is to upgrade a large percentage of the current inferred resource to the indicated category. Initially, the drilling program was expected to be completed in early 2005 but additional drilling will be required throughout 2005 to cover the enlargement of the Hugo North deposit and establish the degree of continuity, if any, of mineralization from the Hugo North deposit onto Entrée’s property.

Shivee Tolgoi property

On November 10, 2004, the Company closed an earn-in and equity participation agreement with Entrée Gold Inc. (Entrée) to explore and potentially develop approximately 40,000 hectares of Entrée‘s Shivee Tolgoi property. The Shivee Tolgoi’s southern property boundaries are contiguous to Hugo North deposit’s northern property boundaries. By spending $35 million over eight years, including $15 million in the first three years, the Company has the option to earn up to 80% in mineralization deeper than 560 m and up to 70% in mineralization above the 560-m level.

The Company also has the right to acquire all of Entrée’s surface rights on the Shivee Tolgoi’s property by spending a minimum of $3 million in exploration expenditures in the first year and

IVANHOE MINES LTD
COMMENTARY ON OPERATING RESULTS FOR THE YEAR
(Stated in U.S. dollars)

sufficient condemnation drilling to ensure that there is no economic mineralization below the surface of the areas directly affected.

The Company acquired 4.6 million units of Entrée for Cdn$4.6 million. Each unit consists of one Entrée common share and a warrant; each warrant entitles the holder to acquire, for a period of two years, one common share of Entrée at Cdn$1.10 per share.

Mongolia — Other projects.

In 2004, regional reconnaissance work, rock sampling, induced polarization surveys and diamond drilling was carried out mainly on the Kharmagtai property, the Bronze Fox District and some coal properties located in southern Mongolia. In December 2004, the Company announced its intentions to initiate the development of, what the Company currently believes to be, extensive coal deposits in the South Gobi region of Mongolia. Following a year-long evaluation of the coal-bearing basins in southern Mongolia, the Company has delineated three major coal-bearing basins located on lands wholly controlled by Ivanhoe Mines.

Ivanhoe’s current mapping, surface sampling and drilling to date have established that the Nariin Sukhait coal mine, located approximately 40 kilometre (“km”) from the Chinese border, is contained within the most southerly coal basin. The Nariin Sukhait mine, a relatively small property operated by an independent Mongolian-Chinese joint venture, adjoins and is completely surrounded by the Company’s existing large land holdings . In 2004, the Nariin Sukhait operation started mining an outcropping seam with an estimated true thickness of approximately 60 m. Current annual production for the mine is estimated at 450,000 tonnes of coal and is expected to increase to 2 million tonnes per year, upon completion of the construction of a 400 km long railroad link on the Chinese side of the border.

In January 2005, the Company announced the start of a resource delineation drilling program in order to determine the extent and quality of coal that might be located on Ivanhoe Mines’ property surrounding the Nariin Sukhait mine.

Discontinued operations.

In February 2005, the Company announced the sale of its Savage River operations for $21.5 million in cash plus a series of contingent, escalating-scale annual payments based on sales and prices of iron ore pellets over the next five years (the “Deferred Cash Consideration”). The 2004 benchmark price for iron ore pellets was set at $38.10 per tonne. The following table lists the approximate Deferred Cash Consideration expected to be received by the Company, based on the average future benchmark prices over the next five years:

Expected Deferred Cash
Average benchmark pellet	Consideration
prices over next five years	$ Million
$40/tonne	$ 18.0 million
$60/tonne	$ 85.5 million
$70/tonne	$117.0 million

At the end of February 2005, a 71.5% increase in iron ore prices for the April 2005 to March 2006 year was announced. Based on an anticipated iron ore pellet price of approximately $65 per tonne, the Company expects to receive a Deferred Cash Consideration of approximately $22.5 million by the end of March 2006 and an additional $100 million if pellet prices remain at this level for the next five years. Iron ore pellet prices are volatile, so there are no assurances that the unit prices negotiated for 2005 will be maintained over the next five years.

Financial results from the Savage River operation, for both the 2003 and 2004 year, are being disclosed as discontinued operations and no longer form part of Ivanhoe Mines’ financial results from continuing operations.

IVANHOE MINES LTD
COMMENTARY ON OPERATING RESULTS FOR THE YEAR
(Stated in U.S. dollars)

SELECTED FINANCIAL INFORMATION

($ in millions of U.S. dollars, except per share information)

	Years ended December 31,
	2004	2003	2002
Copper
Revenue	44.1	22.9	20.2
Operating profit	27.5	5.0	4.7
Exploration expenses	98.2	68.0	33.9
General and administrative costs	22.8	17.4	12.4
Gain on sale of investments	4.5	4.6	0.5
Foreign exchange gain (loss)	4.4	12.4	0.3
Net (loss) from continuing operations	(98.2)	(68.3)	(46.5)
Net income (loss) from discontinued operations	8.6	(4.7)	15.5
Net (loss)	(89.6)	(73.0)	(31.0)
Net income (loss) per share
Continuing operations	$(0.35)	$(0.28)	$(0.24)
Discontinued operations	$0.03	($0.02)	$0.08
Total assets	460.9	455.7	276.0
Total long-term financial liabilities	11.0	10.2	7.5

Continuing operations
Capital expenditures	14.3	50.0	12.1

Continuing operations
Copper cathode — 50% share
Units sold — tonnes	15,730	13,808	13,875
Units produced — tonnes	15,878	13,935	13,771

Discontinued operations
Units sold — tonnes pellets	2,118,197	2,180,000	2,269,773

Average sale price
Copper cathode — US$/pound	$1.33	$0.79	$0.70

IVANHOE MINES LTD
COMMENTARY ON OPERATING RESULTS FOR THE YEAR
(Stated in U.S. dollars)

REVIEW OF OPERATIONS

S&K MINE, MYANMAR

	Year ended December 31,
	Total Operation				Company’s 50% net share

				% Increase			% Increase
		2004	2003	(decrease)	2004	2003	(decrease)

Total tonnes moved (1)	Tonnes (000’s)	10,675	18,527	(42%)
Tonnes of ore to heap	Tonnes (000’s)	7,151	9,127	(22%)
Ore grade	CuCN %	0.65%	0.60%	8%
Strip ratio	Waste/Ore	0.45	0.92	(51%)
Cathode production	Tonnes	31,756	27,869	14%	15,878	13,935	14%
Tonnage sold	Tonnes	31,460	27,615	14%	15,730	13,808	14%
Average sale price received	$/pound				$1.34	$0.79	69%
Sales	$(000)				44,091	22,866	93%
Cost of operations	$(000)				11,412	12,428	(8%)
Operating profit	$(000)				27,502	4,954	455%

(1) Includes ore and waste material

Copper prices on the London Metal Exchange averaged $1.30 per pound in 2004, compared to $0.81 per pound in 2003.

In 2004, the cash component of cost of operations increased by 16% ($1.8 million) over 2003. The increase in costs was mainly attributable to increased unit power costs, higher commercial and import taxes, increased chemical costs and higher road maintenance charges. This increase in costs is net of a 49% reduction in equipment rental charges ($2.4 million), mainly attributable to lower tonnage moved.

Assisted by higher copper prices, improved ore grades and higher copper production, the S&K mine is continuing to generate excellent results. The Company expects to release in Q2’05 a three-step development plan for the Monywa Copper Complex that combines the expansion of the existing operations at the S&K mine with the development of the Letpadaung deposit, (the “Monywa Copper Project”). This development plan is expected to be implemented over a period of five years resulting in the Monywa Copper Project’s overall copper cathode production capacity of 200,000 tonnes per year.

1.	The first step of the plan, completed in mid-October 2004, increased the S&K mine’s annual copper cathode throughput to 39,000 tonnes (86 million pounds). All development costs were funded from the mine’s internally generated cash flow.

2.	The second step, which is subject to an expected 2006 upgrade of the mine’s power supply to 40 megawatts, is expected to take annual copper production from the S&K deposit to a projected rate of 50,000 tonnes (110 million pounds). This second step is anticipated to be in place in H1’06.

3.	The third step, which is subject to power supply to between 60 and 80 megawatts being made available, proposes to develop the Letpadaung deposit over a four year period. The proposed development will consist in the construction of three SX/EW modules, each with an annual capacity of 50,000 tonnes of copper cathode per year. Japanese, Korean and Chinese companies have made written expressions of interest in providing financing to fast-track the expansion of copper production from the S&K and Letpadaung deposits. Financing discussions are ongoing between these companies and the management of the Monywa Copper Project, although there are no assurances that satisfactory negotiations will be concluded.

IVANHOE MINES LTD
COMMENTARY ON OPERATING RESULTS FOR THE YEAR
(Stated in U.S. dollars)

DISCONTINUED OPERATIONS

SAVAGE RIVER MINE, TASMANIA

On February 28, 2005, the Company announced the completion of the sale of the Savage River operations for two initial cash payments totalling $21.5 million, plus a series of contingent, escalating-scale annual payments based on the annual iron ore pellet price benchmark. The escalating payments will be made over five years commencing March 2006. A 71.5% increase in the iron ore price benchmark for the 2005 year was announced at the end of February 2005. Based on this announced increase, the Company expects to receive by the end of March 2006, cumulative payments totalling approximately $44.0 million. In addition, if the 2005 newly increased pellet price benchmark and the Savage River pellet production are maintained over the following five years, the Company should receive Deferred Cash Considerations totalling approximately $79 million. Total pellet production for 2005 is estimated to be approximately 2.0 million tonnes.

	Twelve month period ended December 31,
				Percent
		Year ended December 31,		Increase
		2004	2003	(decrease)

Total volumes moved (1)	BCM (000’s)	—	10,007	(100%)
Tonnes milled	(000’s)	5,336	5,308	1%
Strip ratio	Tonnes waste/tonnes ore	4.4	5.5	(21%)
Concentrate production	Tonnes (000’s)	2,106	2,286	(8%)
Iron ore content	Fe%	29.9%	32.6%	(8%)
Pellet production	Tonnes	2,102,863	2,255,938	(7%)
Pellet sales	Tonnes	2,118,197	2,180,000	(3%)
Sales	$/tonne	$40	$31	29%
	$(000)	83,898	66,833	26%
Cost of operations	$(000)	71,614	63,480	13%
Operating profit (loss)	$(000)	7,915	(1,952)	506%
Average foreign exchange rate	US$/AUD$	0.7370	0.6529	13%

Net income from discontinued operations was approximately $8.6 million in 2004, compared to a net loss of $4.7 million in 2003. The 29% increase in the unit sale price resulted from the 19% increase in the approved pellet price for 2004, plus higher prices obtained in Q4’04 from the pellet and concentrate sales negotiated at spot prices, which reached almost double the established standard rate for the year. Net operating profit was affected by a 14% increase in operating costs, mainly attributable to higher wages, electricity, fuel and gas charges.

CASH RESOURCES AND LIQUIDITY

At December 31, 2004, consolidated working capital was $142.5 million, including cash of $122.6 million, compared with working capital of $128.1 million and cash of $107.0 million at December 31, 2003.

Operating activities. The $99.2 million in cash used in operating activities in 2004 was primarily the result of $98.2 million in exploration expenditures.

Investing activities. After repayment of the $50 million Mongolian Treasury Bill in Q4’04, a total of $39.3 million in cash was used in investing activities in 2004. The main cash expenditures included $8.2 million in sustaining capital expenditures on mining property, plant and equipment; $5.4 million in non-producing mining plant and equipment on exploration projects primarily located in Mongolia and Australia, and $20.8 million on the acquisition of various mineral interests, consisting mainly of the second $20.0 million installment of the $37.0 million purchase price for the BHP royalty interest acquisition in Q4’03.

IVANHOE MINES LTD
COMMENTARY ON OPERATING RESULTS FOR THE YEAR
(Stated in U.S. dollars)

Financing activities. Financing activities in 2004 consisted mainly of net proceeds totalling $100.6 million from the 20.0 million common shares issued at a price of $5.32 (Cdn$7.00) per share in July 2004 less $15.0 million of debt repayments by the S&K Mine ($7.5 million net to Ivanhoe Mines).

The Company’s existing cash resources, together with the proceeds from the sale of the Savage River Mine, are expected to be sufficient to fund the Company’s current and planned activities through the end of June 2005. The Company expects to fund additional planned expenditures for the second half of 2005 and beyond from external sources, which may include debt or equity financing, proceeds from the sale of existing non-core assets, third-party participation in one or more of the Company’s projects, or a combination thereof.

There can be no assurance that the Company will be successful in generating sufficient funds from any of these sources. Failure to generate sufficient funding from one or more of these sources may require Ivanhoe Mines to delay, postpone or curtail certain of its planned activities in 2005, and thereafter. Over the long term, the Company still needs to obtain additional funding for, or third-party participation in, its undeveloped or partially developed projects (including the Oyu Tolgoi Project, the Company’s other Mongolian exploration projects, its Chinese and Australian exploration projects and the Bakyrchik project) to bring them into full production.